August 18, 2014

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:    Stephen Krikorian, Accounting Branch Chief
Christine Davis, Assistant Chief Accountant
Amanda Kim, Staff Accountant
Ji Kim, Staff Attorney
Jan Woo, Staff Attorney

Re: ChannelAdvisor Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed February 27, 2014
File No. 001-35940

Dear Mr. Krikorian:

Set forth below is our response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the comment letter dated July 30, 2014, relating to the Form 10-K for Fiscal Year Ended December 31, 2013 (the “Annual Report”) of ChannelAdvisor Corporation (the “Company”).  The comment from the letter is in italics, with the Company’s response set forth immediately below.  The Company has repeated the heading and paragraph number from the letter for your convenience.

Form 10-K for the fiscal year ended December 31, 2013

Item 1. Business, page 3

We note your response to prior comment number 1 and it is unclear to us why disclosure of backlog for the fixed subscription fees would not be material to an understanding of your business. In this regard, we note that the percentage of revenue from fixed subscription fees has continued to increase as a percentage of total revenue. We would also note that disclosure of backlog is a requirement, if material, regardless of whether the measure is used by management. Please confirm that you will disclose backlog from fixed subscription fees in future filings in accordance with Item 101(c)(1)(viii) of
Regulation S-K.

United States Securities and Exchange Commission
Division of Corporation Finance

RESPONSE:

In response to the Staff’s comment, the Company confirms that it will disclose backlog from fixed subscription fees in its future Annual Reports on Form 10-K, in accordance with Item 101(c)(1)(viii) of Regulation S-K.

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In connection with the responses in this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the responses in this letter, please contact me at (919) 249-9780.

Sincerely,

CHANNELADVISOR CORPORATION

/s/ John F. Baule
John F. Baule
Chief Financial Officer